EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT LISTING THE JURISDICTION OF ORGANIZATION

SUBSIDIARY	JURISDICTION

Cybergy Partners, Inc.	Delaware
New West Technologies, LLC	Colorado
Primetrix, LLC	Colorado
Cybergy Labs, LLC	Delaware
New West-Energetics Joint Venture, LLC (51% owned by New West Technologies, LLC)	Maryland